Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Fundamentals of Growth Agrium: Growing Across the Value Chain June 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of
CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the
Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium
Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The
Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the
Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ
THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC
CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the
Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J
7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.
Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable
Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth

* 2008 actual results include UAP contributions from date of acquisition (May 5, 2008)
Distribution
& Storage
Growers
Agrium Retail:
$5.5-billion sales*
Advanced
Technologies:
Leader in Specialty
Fertilizers
$350-million sales
Growers
Turf,
Home,
Garden
Agrium
Wholesale:
$4.7-billion sales
Nitrogen, Potash,
Phosphate & Sulphate
Distribution
& Storage
Industrial
Customers
Retail Customers
Purchase for Resale
Potash expansion
CMF distribution
MOPCO investment
Royster, ConAgra,
ADM retail, and
UAP
Hanfeng, Pursell,
NuGro, ESN
CF Acquisition
Agrium’s Growth Across the Value Chain

Fundamentals of Growth

• Invested approximately $3.4B in past 5 years and achieved synergies greater than announced
• Agrium has completed 9 acquisitions in 4 years and other growth initiatives across the value chain
Strong Record of Growth & Successful
Integration of Acquisitions
(1) 2008 Combined results include full year revenue for AGU and UAP by segment
0
3,000
6,000
9,000
12,000
15,000
18,000
AGU CF AGU with
Royster
CF AGU CF AGU with
UAP
CF AGU with
UAP and
CF
CF
2005
2006 2007
Wholesale
AAT
Retail
2008
Combined
2008
(1)
(1)
Expanded base business

Fundamentals of Growth 6 25% 29% 17% 26% Retail Potash Phosphate Nitrogen 3% Advanced Technologies 2008 EBITDA by Business Unit & Product 2% PFR and Other 1%

Fundamentals of Growth

Largest North American
Agricultural Retailer
• UAP acquisition boosts net sales to over $5-billion
• Well balanced portfolio of seed, fertilizer, crop protection products, and application services
• $560-million 2008 EBITDA
• Over 800 North American retail centers
40%
Crop Nutrients
Crop
Protection
Seed
5%
2008 Agrium Retail Gross Profit*
44%
*Includes UAP contributions from May 2008
Other
Application
3%
8%

Fundamentals of Growth

• Addition of
approximately 380
locations nearly
doubles Agrium’s
retail business
• Increases
geographic
presence in key
U.S. plains area as
well as Texas and
Florida
• Further geographic,
crop and product
diversity
• Decreases exposure
to regional weather
patterns
Agrium Retail Locations
UAP Retail Locations
States with significant expansion to Agrium’s retail footprint wheat and potatoes
fruits and
vegetables
corn
soybeans
cotton
wheat
UAP Acquisition Expands Diversity & Scale

Fundamentals of Growth

•
Anticipate annual synergies of approximately
$115-million, phased realization:
• ~ $80-million in 2009
• ~ $115-million in 2010 and beyond
•
Synergies achieved through
• Benefit from UAP’s expertise on crop protection procurement
• Procurement of crop nutrients and combining seed business
• Significantly expand private label crop protection lines at
Agrium
• Reduction in SG&A expenses
*Based on expected UAP 2008 calendar year EBITDA
Significant UAP Synergies

Fundamentals of Growth

1) Last 12 month EBITDA from UAP as of February 24, 2008 as disclosed in UAP’s public disclosure documents
2) Compounded Annual Growth Rate was accomplished without an increase in the number of retail centers between 1999 and 2005
* 2001 excludes negative impact of the Argentine currency devaluation,
* 2002 excludes an estimate of one-time benefit of Argentine currency devaluation of US$15-million
Retail EBITDA
(US$ millions)
$0
$100
$200
$300
$400
$500
$600
1999 2000 2001* 2002* 2003 2004 2005 2006 2007 2008
Base business
2007
Royster Synergies
Combined
(1)
UAP
base business
Future expected
UAP synergies
Agrium’s Retail Transformation

Fundamentals of Growth

•
Leader in environmentally friendly specialty products, broad mix of products marketed to: Turf, Ornamental, Greenhouse,
High Value Specialty Crops, Lawn and Garden
•
High and stable margins on controlled release products
•
ESN® is Agrium’s patented controlled-release product for
major crops, capacity expansion to 160,000 tonnes
•
Equity position (19.6%) in Hanfeng (HF.TO), a leading
producer of value-added fertilizer in China, provides Agrium with:
1. geographic & product diversity
2. window into China
3. opportunity to participate in future joint ventures in China
Advanced Technologies

Fundamentals of Growth

Wholesale Advantages
Potash (K)
Nitrogen (N)
Phosphate (P)
Purchase for
Resale (PFR)
- 2.1 mmt low cost production capacity
- Diverse global/NA customer base
- Over 5.0 mmt production capacity
- Natural gas and in-market advantages
- Diversified global production assets
- Over 1.0 mmt production capacity
- Two integrated facilities with in-market
and cost advantages
-
Optimizes our extensive distribution
and marketing capabilities
- CMF acquisition enhances annual
PFR volumes by 2.5 mmt

Fundamentals of Growth

•
Potash Capacity of 2.1 mmt
•
Market Advantages
– Market internationally through Canpotex
– Strong margins
•
Cost Advantages
– Low-cost production
Potash Facility
Potash Markets
% Sales*
NA sales                54%
International        46%
*3-Year Average Sales Volumes
Internationally Competitive Potash

Fundamentals of Growth

Agrium Wholesale Production and
Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
South America
Africa/Middle East
North America
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by
Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
Europe
Common Market Fertilizers S.A.
(CMF)***

Fundamentals of Growth

Agrium and CF Production and Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
Phosphate Mine
Phosphate
Production
Nitrogen Production
Storage
Valero Pipeline
South America
Africa/Middle East
North America
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
CF
Europe
Common Market Fertilizers S.A.
(CMF)***
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by
Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.

Fundamentals of Growth 16 Our Offer For CF Industries

Fundamentals of Growth

Our Offer for CF
• We are determined to acquire CF, creating significant value for both CF and Agrium stockholders
• Our $40 in cash plus one share ($89.22) offer for CF is a 50%
premium to their unaffected stock price, adjusting for net
cash, well above precedent transactions since credit crisis
• Cash or stock election provides opportunity to receive 24%
ownership in Agrium’s broader, more balanced portfolio of
products and reinvest significant cash portion
• Our bid provides far superior value for CF stockholders
compared with any alternative articulated by CF, including
remaining independent or paying a premium for Terra

Fundamentals of Growth

Significant Turnover in CF’s Stockholder
Base by Long-Term Investors
• Long-term CF stockholders are sending a clear message to CF about their perspectives on fundamental value
• During Q1 2009, 14 of CF’s top 15 stockholders (excluding Agrium) as at December 31,
2008 reduced their positions significantly
– Excluding index funds and hedge funds, CF’s long term stockholders sold 81% of their holdings in CF
– Similar trend apparent for top 25 and top 50 stockholders
• GROWMARK (major CF customer, CEO sits on the CF Board) has sold 1.5mm shares
(1)
• Selling activity at prices below Agrium’s offer price does not support a standalone value for CF in the $80’s as CF has suggested
% Change in Position Since Dec 31
(58.0)% (64.5)% (81.3)%
- Excluding Index & Hedge Funds
(55.0)% (59.1)% (73.4)%
- Excluding Index Funds
(44.0)% (45.0)% (51.5)%
All Stockholders (Including long-term stockholders,
index and hedge funds, and other stockholders)
Top 50
Stockholders
Top 25
Stockholders
Top 15
Stockholders
Source:  13-F filings per Thomson Financial; available data as of May 29
(1) Per the Form 144 GROWMARK filed on May 14, 2009.

Fundamentals of Growth

Estimated CF Unaffected Stock Price of
Approximately $65.00
(1) Based on peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S, and Yara as
at May 29.
(2) CF net cash on Balance Sheet as of Dec 31 was $12.38 per fully diluted share.  CF’s net cash on
Balance Sheet as of Mar 31 was $16.64 per fully diluted share.
• CF had $12.38 per share in net cash on
hand at December 31, and a further $4.79
invested in working capital versus average
levels
• For simplicity our illustrative analysis
assumes the market gave credit for most
of the working capital and could therefore
predict the $16.64 of net cash
(2)
– This cash is worth no more today
than it was in January
• The peer group price increase of 59%
since January 15th is representative of an
increase in the market’s perception of the
value of fertilizer operating assets
– Gives full credit to peer group
increase, which is partially
attributable to speculation over
sector consolidation
• Growing CF’s operating asset value per
share by 59% and adding back net cash
per share results in an implied unaffected
CF stock price of $65.15
CF Unaffected Stock Price
$ 30.59
$ 48.51
$ 16.64
$ 16.64
CF Stock Price on Jan 15,
1-Day Prior to Terra Offer
Implied Unaffected CF Stock
Price: Operating Asset Value
Grown at Peer Group Price
Performance
CF Net Cash Per Fully Diluted Share
Implied Operating Asset Value Per Share
$ 47.23
$ 65.15
38%
59%
Peer Group
Price Increase
Since Jan 15(1)
Implied Unaffected
CF Stock Price
Performance

Fundamentals of Growth

50% Premium to Cash-Adjusted CF
Unaffected Stock Price
(1) Based on Agrium current proposal of one Agrium share plus $40 per CF share in cash based on
Agrium closing price on May 29.
$ 48.51
$ 72.58
$ 16.64
$ 16.64
Unaffected CF Stock Price Agrium Offer
Implied Operating Asset Value Per Share CF Net Cash Per Fully Diluted Share
$ 65.15
50%
Implied Cash-
Adjusted
Premium Today
37%
Implied Stock
Price Premium
$ 89.22 1

Fundamentals of Growth

– 6.1x vs. 4.8x 2010E EBITDA
(1)
using
CF’s unaffected share price adjusted to
exclude the effects of Agrium’s offer
– Agrium's revised offer implies a higher
transaction multiple for CF than
Agrium’s current trading multiple
(1)
• Valuation should be considered in context of expected performance
– Trailing EBITDA multiples irrelevant given short-lived spike in commodity prices in 2008
– Precedent transactions need to be analyzed in context of the market environment
Agrium / CF vs. CF / Terra
Agrium / CF
Compelling Valuation
CF / Terra
• Agrium’s revised offer provides a 27% greater EBITDA multiple for CF than CF is offering for Terra
(1)
6.1x
4.8x
$89.22
$29.57
Current Offer Current Unaffected Offer
(2) (3)
(1) Bloomberg consensus 2010 EBITDA estimates; Agrium’s EV/EBITDA multiple is 4.8x. Multiples calculated on an adjusted ‘owned’ basis to reflect leakage of minority interest and addition of equity investment income.
(2)  $40.00 cash, one Agrium share using Agrium’s closing price on May 29.
(3)  CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash,
Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. This percentage move was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.

Fundamentals of Growth

Conclusion
• We are determined to acquire CF
– We have raised our offer twice, to a current cash-adjusted premium of 50%
• Our bid provides far superior value for CF stockholders
compared with any alternative articulated by CF
• Current offer is best and final price absent engagement
by CF and demonstration of additional value
• CF stockholders must send an unambiguous message to
CF Board by tendering their shares into our offer

Fundamentals of Growth The Future is Promising

Fundamentals of Growth

76% Agrium and 24% CF Pro Forma Ownership:
• $40.00 in cash and 1 Agrium share (total consideration of $89.22 as at May 29)
• Aggregate consideration of $2.0 billion cash and 50.2 million shares
• CF stockholders may elect mixed consideration, or cash or shares, subject to proration
Consideration:
Committed debt facilities from Royal Bank of Canada and The Bank of Nova
Scotia
Financing:
• Negotiation of definitive merger agreement
• CF offer for Terra terminated
• Receipt of regulatory and other customary approvals
• Absence of any material adverse changes to CF or its business
• Our ability to conduct limited confirmatory due diligence
Key Conditions:
• 61% to CF closing price on February 24 and 50% to cash-adjusted premium to
CF’s unaffected stock price
(1)
(based on mixed consideration and $49.22
Agrium share price on May 29)
• An increase of $17.22 or 24% over Agrium’s initial offer of $72.00
Premium:
Agrium to combine with CF in a cash and stock deal Offer:
Summary of Revised Offer for CF
(1) See previous slides for methodology used for estimating CF’s unaffected stock price.

Fundamentals of Growth

Creates a Global Nitrogen Leader
6.7
6.4
3.4 3.4 3.4
3.0
2.3
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Yara Combined
Agrium/CF
PCS Terra Agrium CF Koch
Global Nitrogen Nutrient Capacity
Source: British Sulphur and IFDC

Fundamentals of Growth

0
50
100
150
200
250
300
W. Canada NOLA (US Gulf) Ukraine W. Europe
Natural Gas Other Cash Costs Freight to Port Ocean Freight
Attractive Economics for
North American Producers
Source: Fertecon, British Sulphur, Agrium
• Lower gas prices in NA and higher prices elsewhere, combined with firm nitrogen demand, result in strong NA nitrogen margins
NOLA Granular Price = $265/MT
$7/
MMBtu*
$6 /
MMBtu
$4/
MMBtu
$3/
MMBtu
* There have been press reports that Ukraine gas price may be reduced by 20% in the future, which would put their gas costs slightly below W. Europe but delivered cost of product would remain over $200/mt

Fundamentals of Growth

0
100
200
300
400
500
600
700
800
900
1,000
May-
05
Sep-
05
Jan-
06
May-
06
Sep-
06
Jan-
07
May-
07
Sep-
07
Jan-
08
May-
08
Sep-
08
Jan-
09
May-
09
Black Sea NOLA Pacific Northwest
Benchmark Prices: Urea
Source: Blue, Johnson & Associates, The Market, Green Markets

Fundamentals of Growth

Phosphate Advantages
4,307
2,370
1,673
953
775
720
376
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Mosaic PCS Combined
Agrium/CF
CF J.R. Simplot
Co.
Agrium Mississippi
Phos Corp.
North American Phosphate Nutrient Capacity
Source: IFDC Worldwide Phosphoric Acid Capacity Listing by Plant, June 2008

Fundamentals of Growth

0
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
1,300
1,400
May-
05
Sep-
05
Jan-
06
May-
06
Sep-
06
Jan-
07
May-
07
Sep-
07
Jan-
08
May-
08
Sep-
08
Jan-
09
May-
09
Central Florida PNW
Benchmark Prices: Phosphate
Source: Blue, Johnson & Associates, Green Markets

Fundamentals of Growth

0
100
200
300
400
500
600
700
800
900
1,000
May-
05
Sep-
05
Jan-
06
May-
06
Sep-
06
Jan-
07
May-
07
Sep-
07
Jan-
08
May-
08
Sep-
08
Jan-
09
May-
09
Sask Midwest
Benchmark Prices: Potash
Source: Green Markets, Blue, Johnson & Associates, Agrium

Fundamentals of Growth

(1) Based on value of mixed consideration and Agrium share price of $49.22 as of May 29.
(2) Based on CF cash and short-term investments of $839 million less debt of $3.9 million, or
$16.64 per CF share as of Mar 31, 2009.
(3) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid
Potash, Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. This percentage move was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.
Premiums
(1)
$89.22
Current
offer
Cash Adjusted Premiums
(1,2)
(3) (3)
$72.58
($89.22, less
$16.64 net
cash per CF
share)
Significant Premium to CF Stockholders
50% 86% 137%
37%
61% 89%
$47.23
$55.58
$65.15
Jan-15 CF Price Feb-24 CF Price Unaffected Price
$30.59
$38.94
$48.51
Jan-15 CF Price Feb-24 CF Price Unaffected Price

Commodity Price
EBITDA (US$ millions)
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Agrium

Fundamentals of Growth

0
300
600
900
1200
1500
0
200
400
600
800
1,000
1,200
$1,400
CF 'Owned' EBITDA Urea ($ / short ton) DAP ($ / short ton) Natural Gas (US¢/MMBtu)
(5)
• CF’s reliance on short-lived peak 2008 nitrogen and phosphate prices for current and future valuations is unrealistic and irrelevant
• Current nitrogen and phosphate prices are NOT at the bottom of the cycle
– Industry forecasts show nutrient pricing flat-to-down over next couple years
– A return to cyclical commodity lows as seen pre-2004 would yield substantially lower
EBITDA for CF
Current Nutrient Pricing Above
Historical Averages
(1) Average 1998-2007.
(2) NOLA Urea per Green Markets.
(3) Central Florida DAP per Green Markets.
(4) Henry Hub Natural Gas per Bloomberg.
(5) ‘Owned’ EBITDA (consolidated EBITDA less minority interest plus equity investment income) per
CF filings.
10yr Average (1) Feb 24 Current
Urea (2) $181 $305 $240
DAP (3) $193 $315 $250
Natural Gas (4) ¢498 ¢420 ¢392

Fundamentals of Growth

• Expected operating margins for nitrogen and phosphate facilities similar to
CF’s are lower than peak 2008 levels
Moderate Margins Anticipated for CF’s
Facilities
Illustrative Annual Operating Profit
(1,2)
(1) Nitrogen gross margin estimates based on NOLA Urea proxy plant gate margins (at 80% rate), per Blue, Johnson Associates, Inc.
(2) Phosphate gross margin estimates based on U.S. Central Florida DAP proxy plant gate margins
(at 80% rate), per Blue, Johnson Associates, Inc.
-$100
$100
$300
$500
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Proxy Phosphate Plant Proxy Nitrogen Plant
’00-07 Avg. 2008 Current
Nitrogen
(1)
$25 $242 $104
Phosphate
(2)
$49 $511 $140

Fundamentals of Growth

Agrium Proposal at a Significant
Premium to Historical CF Trading Values
35
45
55
65
75
85
$95
Jan 15 Jan 25 Feb 4 Feb 14 Feb 24 Mar 6 Mar 16 Mar 26 Apr 5 Apr 15 Apr 25 May 5 May 15 May 25
Feb 25
Agrium announces
acquisition proposal for CF
($31.70 + 1 share)
with election mechanic
Jan 15
CF announces acquisition
proposal for Terra
CF distances from peer group because of Agrium offer
Mar 27
Agrium increases proposal
for CF
($35.00 + 1 share)
with election mechanic
May 11
Agrium increases proposal for CF
($40.00 + 1 share)
with election mechanic
Current
Proposal(1):
$89.22
CF: $77.64,
64%
Global
Fertilizer
Peers(2): 59%
Mar 23
CF modifies proposal for Terra
Mar 9
CF modifies proposal for Terra
Mar 5
Terra board rejects CF offer
May 15
CF rejects Agrium's
revised offer
Source: Bloomberg. Daily trading values have been rebased to CF stock price on Jan 15, 2009 (date of CF proposal for Terra)
(1) Dotted line represents Agrium current proposal for CF over time: one Agrium share plus $40 cash per CF share based on Agrium historical closing prices.
(2) Based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S,
and Yara. Performance of this peer group based on USD equivalent stock price movement since
Jan 15. Market trading data as of May 29.

Fundamentals of Growth

•
Anticipate annual synergies of approximately $150 million from
Agrium/CF combination, phased in over three years
Consolidation of the sales, marketing and distribution systems by
• utilizing Agrium’s and CF’s combined broad distribution network to reduce logistic costs
• reduce total product miles shipped and optimize railcar lease costs
• leverage underutilized distribution facilities
Sales, Marketing
and Distribution
Description Source
Realization of cost savings associated with
• enhanced economies of scale in purchase/procurement of products and services
• optimization of plant turnarounds and operating costs
• reduction of duplication in product inventory and associated carrying costs
• catalyst and spare parts inventory pooling
• enhanced efficiencies in future capital expenditures
Procurement of
Plant Materials,
Equipment and
Logistics Services
• Eliminating corporate functions and overhead reductions (e.g. headquarter consolidation) and utilizing SG&A excess capacity
SG&A Costs
Significant Synergies from
Combination of Agrium and CF